70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

DAVID C. SIENKO

312.807.4382

dsienko@bellboyd.com

Direct Fax: 312.827.8031

BY FAX NO. (202) 772-9368 and EDGAR

July 10, 2008

Ms. Carmen Moncada-Terry

Division of Corporation Finance

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hecla Mining Company
Post-effective amendment to registration statement on Form S-4
Filed June 13, 2008
File No. 333-130682

Dear Ms. Moncada-Terry:

This letter is intended to respond to the comment of the staff on the post-effective amendment to registration statement on Form S-4 (File No. 333-130682) filed by Hecla Mining Company (“Hecla”) on June 13, 2008. The comment of the staff is included below and is followed by Hecla’s response.

Proposal 2: To Ratify and Approve Prior Actions of the Company

Comment: We note that Hecla Mining Company’s obligation to complete the asset sale is conditioned upon Independence obtaining shareholder ratification of certain actions that were implemented, although the actions were not approved consistent with the law of the state of incorporation, Arizona. To give effect to the actions, Independence obtained an order from an Idaho court that confirmed the actions. Please discuss the effect of the actions not being ratified. Also explain why Independence obtained the court relief from an Idaho court as opposed to an Arizona court.

Response: Hecla proposes to clarify in its next post-effective amendment to registration statement on Form S-4 that Hecla’s obligation to consummate the Asset Sale is conditioned upon Proposal 2 (ratification of past actions of the Company) being approved by the shareholders of Independence. Such clarification would be added where appropriate in the proxy statement/prospectus, including on page 68, where Hecla proposes to disclose the following:

chicago • san diego • washington

Ms. Carmen Moncada-Terry

July 10, 2008

Hecla’s obligation to consummate the Asset Sale is conditioned upon Proposal 2 (ratification of past actions of the Company) being approved by the Company’s shareholders. In the event Proposal 2 is not approved, Hecla has not yet determined what action it will take. Hecla could terminate the Purchase Agreement, in which case (i) neither Independence nor you would receive any shares of Hecla stock under the Purchase Agreement, and (ii) we would be required to pay Hecla a termination fee of $1,250,000 plus all of Hecla’s actual and reasonably documented fees and expenses.

In the event we are unable to obtain the approval by our shareholders of either (or both) Proposal 1 (the Asset Sale) or this proposal (ratification of prior actions of the Company) because a valid quorum is not obtained at the special meeting, and if Hecla decides not to terminate the Purchase Agreement, we are required to use our best efforts to obtain from the appropriate Arizona court, an order that the transactions contemplated by the Purchase Agreement, including the Asset Sale and this Proposal 2, are approved, despite the lack of a valid quorum at the special meeting.

In addition, Hecla proposes to clarify in its next post-effective amendment to registration statement on Form S-4 why Independence obtained the court relief from an Idaho court rather than an Arizona court. Such clarification would be added on page 66, where Hecla proposes to disclose the following:

The Company sought relief from an Idaho court rather than from an Arizona court because the Company’s directors had been advised that such relief would be effective.

For your convenience, attached hereto are marked pages showing the changes to the proxy statement/prospectus that Hecla proposes to include in its next post-effective amendment to registration statement on Form S-4.

If the Staff has any questions or comments in connection with this letter, please telephone the undersigned at 312-807-4382.

Very truly yours,

/s/ David C. Sienko

David C. Sienko

DCS:dcs

Copy:	Philip C. Wolf, Esq. (Hecla Mining Company) Charles Cleveland, Esq. (counsel to Independence Lead Mines Company)

PROPOSAL 2:

TO RATIFY AND APPROVE PRIOR ACTIONS OF THE COMPANY

The Purchase Agreement requires, as a condition to the obligation of Hecla and Hecla Merger Company to complete the Asset Sale, that prior actions of Independence be ratified. Specifically, the Company’s shareholders are required to ratify all past actions purportedly taken by Independence that, under Arizona law, required the consent of Independence shareholders at a validly called and duly held meeting of the Company’s shareholders at which a valid quorum was present but for which the quorum requirement was not met. As a condition of closing the Asset Sale, the following past actions of the Company are required to be ratified: (i) amending Independence’s articles of incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000, as the Company attempted to do at a special shareholders meeting held on or about September 23, 2005, (ii) all issuances of Company shares in excess of 5,000,000 shares, and (iii) the election of the Company’s board of directors at every purported annual meeting of the Company’s shareholders held between 1998 and 2007.

The Company called and held a special meeting of shareholders on September 23, 2005. At that meeting certain actions were undertaken, including: (i) amending the Company’s articles of incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000, and (ii) the election of the Company’s board of directors. Because insufficient shares were represented at the meeting to constitute a quorum, the actions taken at the meeting were invalid. In an attempt to remedy the consequences of this quorum failure, the Company commenced an action in Shoshone County District Court (Shoshone County, Idaho) – despite being an Arizona corporation, not an Idaho corporation – for the Company (CV-05-636) and obtained an Order Confirming Action of Shareholders and Setting Quorum for Future Meetings from the District Court in and for Shoshone County, Idaho, granted on October 7, 2005. The Company sought relief from an Idaho court rather than from an Arizona court because the Company’s directors had been advised that such relief would be effective. Upon obtaining the Order, the Company undertook the actions of increasing its authorized shares and electing directors at a shareholder meeting at which a quorum was not present. Accordingly, those and any other actions taken by the Company in reliance on the court order are potentially invalid. In addition, except for the purported meeting of September 23, 2005, no other shareholders’ meetings were held during the period beginning in 1998 through the present. Consequently, any documents executed, forms filed, actions undertaken, including but not limited to the following actions by the Company, may not have been validly undertaken under Arizona law:

Date	Actions
January 27, 1998	Approval of share repurchase program whereby the Company offered to repurchase shares from shareholders holding no more than 200 shares in order to relieve such shareholders of the inconvenience and cost of brokerage commission if sold in the open market. The program was terminated October 31, 1998. As result of the share repurchase program, the Company purchased a total of 6,793 shares at a price of $1.70 per share.

March 16, 1998	Approval of private placement of 50,000 common shares at $1.50 per share, primarily to the Company’s officers and directors. The purpose of the private placement was to raise working capital for company operations. The Company received $75,000 from the sale.

June 1999	Sale of surface rights in West Independence to the Riley Creek Lumber Company.

November 2, 1999	Approval of Mill Creek easement grant to East Shoshone County Water District.

Interests of Officers and Directors

All directors and executive officers of the Company as a group (4 persons in the group) own 929,719 shares, or approximately 16.08% of the Company’s outstanding voting securities. A portion of their shares was acquired pursuant to a private placement approved by resolution of the Company’s board of directors in March, 2007. On March 19, 2007, Independence initiated a private offering of common shares to purchase, in the aggregate, 200,000 common shares of the Company, par value $0.10, at a price of $1.50 per share. The offering was limited to the Company’s director and executive officers. The securities purchased are subject to a 4 year restriction, which condition terminates upon the occurrence of the earlier of: (i) the closing of a consolidation, merger, other reorganization, or similar transaction of the Company with or into any other entity or entities pursuant to which the restricted shareholders of the Company, subsequent to the consolidation, merger, or other reorganization or similar transaction, shall own less than fifty percent (50%) of the voting securities of the surviving entity; (ii) a sale, conveyance or disposition of all or substantially all of the assets of the Company; (iii) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the corporation is disposed of to persons other than restricted shareholders; or (iv) forty-eight (48) months from the date of the Agreement.

The following table sets forth the shares purchased by the Company’s director and executive officers in March and April 2007, together with the shares they received as a result of a forward share split declared by Independence in 2007. Each person has sole voting and investment power with respect to the common shares shown, unless otherwise noted, and all ownership is of record and beneficial.

Name	Common Shares Purchased in March/ April 2007	Common Shares Issued Pursuant to Forward Split in July 2007
Bernard C. Lannen	65,000	6,500
Wayne L. Schoonmaker	15,000	1,500
Gordon Berkhaug	50,000	5,000
Robert Bunde	50,000	5,000

~~Approval~~Effect of ~~Proposal 1: To~~Failure to Approve this Proposal 2

Hecla’s obligation to consummate the Asset Sale~~,~~ is conditioned upon ~~the approval by the Company’s shareholders of Proposal 2, the~~ this Proposal 2 (ratification of ~~the above-described prior actions of the Company. Neither Independence nor you will~~prior actions of the Company) being approved by the Company’s shareholders. In the event this Proposal 2 is not approved, Hecla has not yet determined what action it will take. Hecla could terminate the Purchase Agreement, in which case (i) neither Independence nor you would receive any shares of Hecla stock ~~if this Proposal is not approved by the Company’s shareholders.~~ under the Purchase Agreement, and (ii) we would be required to pay Hecla a termination fee of $1,250,000 plus all of Hecla’s actual and reasonably documented fees and expenses.

In the event we are unable to obtain the approval by our shareholders of either (or both) Proposal 1 (the Asset Sale) or this Proposal 2 (ratification of past actions of the Company) because a valid quorum is not obtained at the special meeting, and if Hecla decides not to terminate the Purchase Agreement, we are required to use our best efforts to obtain from the appropriate Arizona court, an order that the transactions contemplated by the Purchase Agreement, including the Asset Sale and this Proposal 2, are approved, despite the lack of a valid quorum at the special meeting.

Vote Required

Adoption of the proposal described above requires the affirmative vote of majority of the outstanding shares of the Company, present at the meeting, assuming the presence of a quorum.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO RATIFY THE PRIOR ACTIONS OF THE COMPANY